CANNA CORPORATION

8358 West Oakland Park Blvd., Suite 300, Sunrise, Florida 33323

954-406-0750

May 8, 2020

US Securities and Exchange Commission

100 F St. NE

Washington D.C.

Re:      Canna Corp.

Current Report on Form 8-K

Filed March 17, 2020

File No. 000-55788

Dear Mr. Chinos,

Canna Corp. (the “Company”) is in receipt of the SEC staff’s (the “Staff”) letter dated March 23, 2020 with regard to the above referenced filing. The Staff’s comment was:

Please revise your current report on Form 8-K to provide the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K for Agra Nutraceuticals Corporation.

Response:

Item 2.01(f) states:

if the registrant was a shell company, other than a business combination related shell company, as those terms are defined in Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2), immediately before the transaction, the information that would be required if the registrant were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of the registrant’s securities subject to the reporting requirements of Section 13 (15 U.S.C. 78m) or Section 15(d) (15 U.S.C. 78o(d)) of such Act upon consummation of the transaction. Notwithstanding General Instruction B.3. to Form 8-K, if any disclosure required by this Item 2.01(f) is previously reported, as that term is defined in Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2), the registrant may identify the filing in which that disclosure is included instead of including that disclosure in this report.

Item 9.01(c) then requires the audited financial statements and pro forma financial statements be filed with the initial report.

However, if the Company were not a shell company then the audited financial statements and pro forma financial statements required by Item 9.01(a) allows for such information to be filed 71 days after the filing of the initial report if the Company is not a shell company.

The Company does not believe that it was a shell company within the definition of Rule 405 and therefore believes that it is subject to the requirements of Item 9.01(a)(4) and not 9.01(c).

The definition of a shell company as defined in Rule 405 under the Securities Act of 1933 as well as Release 33-8587, is whether the entity has no or nominal operations and no or nominal assets. Neither the release nor the Act requires that a company meet both requirements of Rule 405 so as not to be considered a shell. The Rule states:

CANNA CORPORATION

8358 West Oakland Park Blvd., Suite 300, Sunrise, Florida 33323

954-406-0750

The term shell company means a registrant .. . . that has:

1.      No or nominal operations; and

2.      Either:

i.                No or nominal assets;

ii.             Assets consisting solely of cash and cash equivalents; or

iii.            Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Thus, in order to be considered a shell, a company must have “no or nominal operations” and one of the other qualifications listed in part 2, such as “no or nominal assets.” The Securities and Exchange Commission has made itself clear within footnote 172 of Release No. 33-8869 “indicating that Rule 144 (i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with limited operating history, in the definition of a reporting or non-reporting shell company” because the company does not meet the conditions of having “no or nominal operations.

During the 12 months prior to the filing of the 8-K the Company was engaged in the business of cryptocurrency mining through Northway Mining, a majority owned subsidiary. After the sale of its interest in Northway Mining the Company began its acquisition of Agra Nutraceuticals. It is evident that the Company began its transition to its current business model prior to the disposition of the Northway Mining interests as it changed its name to “Canna Corporation” on April 4, 2019, prior to the sale of Northway Mining interests. Thus, it had operations during the time that it was moving from the business of Northway to the business of Agra.

As it was not a shell company, the Company should be afforded the timeframe set forth in Item 9 of Form 8-K that would allow the Company to file the financial statements of the business acquired on or before May 27, 2020.

Notwithstanding the forgoing, the audit of the financial statements of Agra Nutraceuticals is in progress and the Company intends to file an amendment to its report of Form 8-K including the statements and the pro-forma financial statements required by Item 9.01(a) as soon as possible.

Should you have any additional questions or comments please contact our counsel, Jonathan Leinwand at 954-903-7856 or jonathan@jdlpa.com.

Very Truly Yours,

CANNA CORPORATION

By: /s/ Alessandro Ceruti

________________________

Alessandro Ceruti, CEO